EXHIBIT 99.1

Brookfield Renewable Announces Strong Second Quarter Results

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, Aug. 01, 2025 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable Partners”, "BEP") today reported financial results for the three and six months ended June 30, 2025.

“We had another strong quarter and further solidified our position as a partner of choice to the largest buyers of clean power, signing a first of its kind agreement with Google to deliver up to 3,000 megawatts of hydro power in the U.S.—a testament to the unique capabilities we can provide to the best global businesses and technology companies,” said Connor Teskey, CEO of Brookfield Renewable.

He continued, “We were also successful investing in a number of highly accretive platforms and assets, such as increasing our stake in Isagen, one of our world-class hydro businesses. With scale capabilities in hydro, nuclear, wind, solar and batteries, we continue to differentiate ourselves as the global leader in providing diverse and scaled energy solutions that are critical to energy grids and needed to meet the tremendous growth in electricity demand.”

	For the three months ended June 30		For the six months ended June 30
US$ millions (except per unit amounts), unaudited	2025	2024	2025	2024
Net loss attributable to Unitholders	$(112)	$(154)	$(309)	$(274)
– per LP unit(1)	(0.22)	(0.28)	(0.58)	(0.51)
Funds From Operations (FFO)(2)	371	339	686	635
– per Unit(2)(3)	0.56	0.51	1.04	0.96

Brookfield Renewable reported record FFO of $371 million in the quarter, or $0.56 per unit, up 10% year-over-year benefiting from strong underlying operating results across our business, underpinned by our stable, inflation-linked and contracted cash flows. Our results also reflect execution of our ongoing commercial contracting activities and growth initiatives. After deducting non-cash depreciation and other expenses, our Net loss attributable to Unitholders for the three months ended June 30, 2025 was $112 million.

Key highlights:

  Advanced commercial priorities securing contracts to deliver an incremental ~4,300 gigawatt hours per year of generation and signed the first of its kind Hydro Framework Agreement (“HFA”) with Google to deliver up to 3,000 megawatts of hydroelectric capacity in the U.S.

  Committed or deployed up to $2.6 billion (~$1.1 billion net to Brookfield Renewable) across multiple investments, including growing our exposure to critical, scale, baseload power generating assets.

  Continued to execute our asset recycling program, generating ~$1.5 billion (~$400 million net to Brookfield Renewable) in expected proceeds since the start of the second quarter, delivering strong returns and proceeds for reinvestment into growth.

  Strengthened our balance sheet and ended the quarter with ~$4.7 billion in liquidity. The quarter was highlighted by the issuance of C$250 million of 30-year hybrid notes at the tightest corporate hybrid new issue spread and reset spread ever in Canada. We also successfully executed a €6.3 billion (~$7 billion) project financing for Polenergia’s offshore wind development in Poland, the largest ever project financing for our business.

We Are The Partner of Choice To The Largest Buyers Of Power Globally

Over the past decade, we have positioned our business to partner with the largest buyers of clean power globally. We are focused on investing in the lowest cost, and most critical technologies, in markets with the greatest demand, while differentiating ourselves by delivering scale, tailored solutions to our customers. In the past two years alone, we have nearly doubled our annual contracted capacity to corporate customers, strengthening our credibility and relationships in the process.

As digitalization and AI continue to reshape industries, demand for energy in developed markets is surging at a pace not seen since the industrial revolution, propelled by the growth of the global hyperscalers. These players are investing in data centers in their home market in the U.S. and strategically across the globe, resulting in the need for vast amounts of incremental round-the-clock power. As energy demand accelerates, the technologies required to meet this demand, while also supporting the reliability of the grid, are becoming more apparent.

We are strategically invested in the technologies that are required to meet both accelerating energy demand and support reliability of the grid, while enabling increased deployment of low-cost wind and solar. Today, we are one of the largest private operators of hydro facilities globally—a technology that is core to our business and which we have owned and operated for decades. We also have significant capabilities in the nuclear sector through our ownership in Westinghouse, a leading provider of mission-critical technology, services and products to the nuclear industry. And, lastly, we are now one of the largest operators and developers of batteries globally with our acquisition of Neoen that we closed earlier this year.

We are seeing the importance of these technologies recognized with their favourable treatment in The One Big Beautiful Bill, which largely maintained their full tax credit eligibility, as well as other recent developments that highlight their critical nature. Notably, technology companies are now contracting hydro and nuclear generation at scale, there have been recent executive orders in the U.S. to fast-track new nuclear capacity development, and there has been significant progress on new-build nuclear reactor projects across Europe.

We are beginning to see our strategic positioning over the past several years lead to truly differentiated opportunities for our business. This quarter, we signed the HFA with Google to deliver up to 3,000 megawatts of hydro capacity, the largest framework agreement for the purchase of hydroelectricity ever. We signed the first two contracts under this agreement for 670 megawatts of capacity from our Holtwood and Safe Harbor facilities at the Energy Summit with President Trump and Senator McCormick in July, securing 20-year contracts that deliver strong all-in prices and provide a near-term path to upfinancing the assets.

The HFA, along with our Renewable Energy Framework Agreement signed in May 2024 with Microsoft to deliver over 10,500 megawatts of renewable energy capacity across the U.S. and Europe, are two of the largest partnerships of their kind and these agreements underscore the demand for our assets, depth of our capabilities and the credibility earned amongst the best global businesses and technology companies.

After the quarter end, we agreed to increase our stake in our Colombian platform, Isagen, which consists primarily of fourteen operating hydro assets. The business generates almost 20% of Colombia’s electricity, and we continue to identify opportunities to drive performance improvements by leveraging our commercial relationships and marketing expertise. Our investment of up to $1 billion increases our ownership to approximately 38% and increases our exposure to a highly cash-generative, essential infrastructure business. The investment is anticipated to be approximately 2% accretive to our FFO per unit in 2026.

Our deep expertise as both an operator and investor in hydro, battery storage, and nuclear positions us strongly—not only to the benefit of our current business, but also to capitalize on future investment opportunities where we have unique competitive advantages and market leadership.

Going forward, we will continue to be active investing in the critical technologies that are required to support growing energy demand and the reliability of the grid, as well as working more with the largest buyers of power given our deep expertise, differentiated capabilities and asset base. This should assist our customers in achieving their critical path initiatives for growth, while propelling ours.

We Continue To Execute Monetizations That Deliver Strong Returns

During the quarter we continued to deliver on our capital recycling initiatives, securing strong returns and locking in the value we have created across our platforms. As we continue to ramp up our development activities, we expect our asset recycling to also increase with a larger portfolio of derisked, cash flowing infrastructure assets that are attractive to private investors with a lower cost of capital. We are now seeing the return of an increasingly strong market for monetizations and expect to be very active throughout the second half of the year.

Continuing recent momentum, this quarter we successfully closed the sale of another 25% of our Shepherds Flat wind farm, delivering strong returns. In July, we reached agreements to sell two 25% stakes in a portfolio of stable, operating U.S. hydro assets at an attractive valuation, crystallizing the value created through years of operational enhancements. Since acquiring the assets over ten years ago, we improved the performance by making high returning investments in turbine parts and monitoring systems and leveraging our power marketing expertise to more efficiently contract and manage generation. The sales of the two stakes will generate ~$520 million in expected proceeds ($250 million net to Brookfield Renewable), generating strong compound returns at the top end of our target range, and approximately 3 times our invested capital since acquisition. We expect to close the transactions at the end of 2025.

In Australia, we have made significant progress implementing our asset rotation strategy at our recently acquired development platform within Neoen, having signed or executed multiple sales at prices in line or ahead of our underwriting. These transactions will generate ~$660 million in expected proceeds ($~60 million net to Brookfield Renewable) and demonstrate how we utilize asset recycling to accretively fund and accelerate the growth of our development businesses.

Based on our advanced pipeline and the robust demand for high-quality stabilized assets produced by our development platforms, we expect total asset sale proceeds from transactions closed or signed in 2025 to exceed last year, with returns at or above our targets, illustrative of the increasing and recurring nature of asset monetizations as a highly accretive way to fund our growth.

Operating Results

In the second quarter, we generated record FFO of $371 million, or $0.56 per unit, representing a 10% increase year-over-year. The strong performance was driven by robust operating results across our portfolio. Looking to the rest of 2025, we expect to achieve our 10%+ FFO per unit annual growth target.

Our hydroelectric segment delivered FFO of $205 million, up over 50% year-over-year on strong performance from our U.S. and Colombian fleets with hydrology that was above the long-term average (“LTA”). The outperformance reflects a rebound from a challenging prior year for hydrology and is in line with our expectations of a reversion to the mean over the long term. The strong performance from our hydros bodes well for our overall results this year and going into 2026 given the typical multi-year cycle we see in the hydrology of our fleet.

Our wind and solar segments generated a combined FFO of $184 million with growth from development and acquisitions mostly offsetting the sale of one of our businesses and gains we recognized last year on the sale of development assets.

Our distributed energy, storage, and sustainable solutions segments contributed $118 million of FFO up almost 40%, driven by strong results from Westinghouse as the business continues to benefit from the growing global demand for nuclear energy. As global investment in nuclear increases, we expect to benefit given our leading position with half of the global operating fleet using reactors derived from Westinghouse technology.

Balance Sheet & Liquidity

We ended the quarter with approximately $4.7 billion of available liquidity, providing strong flexibility for the business. We continue to employ a prudent approach to financing, enabling us to pursue growth opportunistically. Year-to-date, we have successfully completed $19 billion of financings across the business, extending maturities and optimizing our capital structure.

In June, we were successful issuing C$250 million of 30-year hybrid notes at a coupon of 5.37% with a 5-year reset at the Government of Canada yield plus a spread of 246-bps. The issuance represents the tightest corporate hybrid new issue spread and reset spread ever in Canada.

The issuance aligns with our strategy of conservatively accessing the market to optimize our capital structure as our cash flows increase. With the issuance we extended our debt maturity profile while maintaining our strong investment grade rating.

Also during the quarter, we successfully executed Brookfield Renewable’s largest ever project financing, raising €6.3 billion (~$7 billion) for our offshore wind development in Poland. We further demonstrated the strong demand for our high-quality assets and businesses, raising a $435 million long-term, fixed rate private placement for a strategic U.S. hydro asset at our lowest credit spread in 5-years for this type of financing in an offering that was multiple times oversubscribed. These financings are indicative of the strong support from lenders for derisked infrastructure assets and our significant access to scale capital.

Distribution Declaration

The next quarterly distribution in the amount of $0.373 per LP unit, is payable on September 30, 2025 to unitholders of record as at the close of business on August 29, 2025. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BEPC has declared an equivalent quarterly dividend of $0.373 per share, also payable on September 30, 2025 to shareholders of record as at the close of business on August 29, 2025. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The quarterly dividends on BEP's preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the BEP units and BEPC shares are declared in U.S. dollars. Unitholders who are residents in the United States will receive payment in U.S. dollars and unitholders who are residents in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders who are residents in Canada who wish to receive a U.S. dollar distribution and registered unitholders who are residents in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable Partners maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of BEP units who are residents in Canada to acquire additional LP units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at www.bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at www.bep.brookfield.com.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities and our sustainable solutions assets include our investment in a leading global nuclear services business and a portfolio of investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and eFuels manufacturing capacity, among others.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power and transition company of Brookfield Asset Management, a leading global alternative asset manager headquartered in New York, with over $1 trillion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at http://www.sec.gov and on SEDAR+’s website at www.sedarplus.ca. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
Managing Director – Communications	Vice President – Investor Relations
+44 (0)7398 909 278	(416)-649-8196
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Renewable’s Second Quarter 2025 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

To participate in the Conference Call on August 1, 2025 at 9:00 a.m. ET, please pre-register at https://register-conf.media-server.com/register/BI9b7a218e85e4467bba677b0f5907c7a6. Upon registering, you will be emailed a dial-in number and unique PIN. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/p/idh95xos/.

Brookfield Renewable Partners L.P.
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	June 30		December 31
	2025		2024
Assets
Cash and cash equivalents		$1,907		$3,135
Trade receivables and other financial assets(4)		7,164		6,705
Equity-accounted investments		3,709		2,740
Property, plant and equipment, at fair value and Goodwill		82,484		78,909
Deferred income tax and other assets(5)		3,337		3,320
Total Assets		$98,601		$94,809

Liabilities
Corporate borrowings(6)		$4,563		$3,802
Borrowings which have recourse only to assets they finance(7)		33,190		30,588
Accounts payable and other liabilities(8)		18,839		15,524
Deferred income tax liabilities		8,682		8,439

Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$23,627		$26,168
General partnership interest in a holding subsidiary held by Brookfield	47		50
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,280		2,457
BEPC exchangeable shares and class A.2 exchangeable shares	2,106		2,269
Preferred equity	568		537
Perpetual subordinated notes	737		737
Preferred limited partners' equity	634		634
Limited partners' equity	3,328	33,327	3,604	36,456
Total Liabilities and Equity		$98,601		$94,809

Brookfield Renewable Partners L.P.
Consolidated Statements of Operating Results
UNAUDITED	For the three months ended June 30		For the six months ended June 30
(MILLIONS, EXCEPT AS NOTED)	2025	2024	2025	2024
Revenues	$1,692	$1,482	$3,272	$2,974
Other income	62	62	232	96
Direct operating costs(9)	(699)	(618)	(1,374)	(1,252)
Management service costs	(56)	(53)	(105)	(98)
Interest expense	(624)	(489)	(1,233)	(965)
Share of loss from equity-accounted investments	(57)	(25)	(73)	(58)
Foreign exchange and financial instrument gain	255	116	504	236
Depreciation	(609)	(517)	(1,192)	(1,019)
Other	(61)	(27)	(322)	(39)
Income tax recovery (expense)
Current	16	(16)	57	(44)
Deferred	181	(3)	226	11
Net income (loss)	$100	$(88)	$(8)	$(158)
Net income attributable to preferred equity, preferred limited partners' equity, perpetual subordinated notes and non-controlling interests in operating subsidiaries	$212	$66	$301	$116
Net loss attributable to Unitholders	(112)	(154)	(309)	(274)
Basic and diluted loss per LP unit	$(0.22)	$(0.28)	$(0.58)	$(0.51)

Brookfield Renewable Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended June 30		For the six months ended June 30
UNAUDITED (MILLIONS)	2025	2024	2025	2024
Operating activities
Net income (loss)	$100	$(88)	$(8)	$(158)
Adjustments for the following non-cash items:
Depreciation	609	517	1,192	1,019
Unrealized foreign exchange and financial instrument gain	(301)	(122)	(489)	(239)
Share of loss from equity-accounted investments	57	25	73	58
Deferred income tax (expense) recovery	(181)	3	(226)	(11)
Other non-cash items	104	37	175	93
	388	372	717	762
Net change in working capital and other(10)	(9)	(141)	49	(207)
	379	231	766	555
Financing activities
Net corporate borrowings	(107)	—	200	297
Corporate credit facilities, net	169	300	(71)	300
Non-recourse borrowings, commercial paper, and related party borrowings, net	2,353	765	4,661	1,412
Capital contributions from participating non-controlling interests – in operating subsidiaries, net	999	138	1,367	289
(Repurchase) issuance of equity instruments, net and related costs	(7)	(155)	(34)	(37)
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	(568)	(269)	(811)	(401)
To unitholders of Brookfield Renewable or BRELP	(281)	(271)	(564)	(531)
	2,558	508	4,748	1,329
Investing activities
Acquisitions, net of cash and cash equivalents in acquired entity	(1,686)	—	(4,429)	(11)
Investment in property, plant and equipment	(1,478)	(820)	(3,024)	(1,660)
Disposal of associates and other assets	266	(50)	723	(48)
Restricted cash and other	(168)	(24)	(127)	(10)
	(3,066)	(894)	(6,857)	(1,729)
Cash and cash equivalents
(Decrease) increase	(129)	(155)	(1,343)	155
Foreign exchange gain (loss) on cash	65	(27)	121	(44)
Net change in cash classified within assets held for sale	16	(5)	(6)	(16)
Balance, beginning of period	1,955	1,423	3,135	1,141
Balance, end of period	$1,907	$1,236	$1,907	$1,236

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED JUNE 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended June 30:

	(GWh)				(MILLIONS)
	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(2)		FFO(2)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Hydroelectric
North America	3,797	2,987	3,565	3,562	$344	$256	$227	$165	$158	$97
Brazil	893	1,029	968	1,020	52	53	37	35	33	30
Colombia	978	670	919	908	61	72	37	31	14	9
	5,668	4,686	5,452	5,490	457	381	301	231	205	136
Wind	2,117	2,108	2,405	2,444	146	154	126	136	84	103
Utility-scale solar	1,349	1,109	1,569	1,262	126	120	135	117	100	91
Distributed energy & storage	408	395	393	326	67	61	57	54	44	44
Sustainable solutions	—	—	—	—	178	114	85	51	74	42
Corporate	—	—	—	—	—	—	(4)	40	(136)	(77)
Total	9,542	8,298	9,819	9,522	$974	$830	$700	$629	$371	$339

PROPORTIONATE RESULTS FOR THE SIX MONTHS ENDED JUNE 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the six months ended June 30:

	(GWh)				(MILLIONS)
	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(2)		FFO(2)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Hydroelectric
North America	6,829	6,608	6,796	6,796	$632	$559	$399	$371	$261	$234
Brazil	1,950	2,043	1,924	2,028	100	112	73	77	63	66
Colombia	1,904	1,364	1,769	1,751	138	151	90	76	44	29
	10,683	10,015	10,489	10,575	870	822	562	524	368	329
Wind	4,514	4,236	4,975	4,944	311	324	255	257	170	190
Utility-scale solar	2,295	1,829	2,708	2,106	222	213	230	207	163	152
Distributed energy & storage	720	679	646	551	120	113	179	97	158	78
Sustainable solutions	—	—	—	—	308	233	107	86	86	75
Corporate	—	—	—	—	—	—	(8)	33	(259)	(189)
Total	18,212	16,759	18,818	18,176	$1,831	$1,705	$1,325	$1,204	$686	$635

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended June 30, 2025:

(MILLIONS)	Hydroelectric	Wind	Utility- scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$64	$301	$(165)	$(23)	$47	$(124)	$100
Add back or deduct the following:
Depreciation	170	224	143	61	11	—	609
Deferred income tax expense (recovery)	4	(205)	(6)	39	—	(13)	(181)
Foreign exchange and financial instrument loss (gain)	21	(201)	(33)	(22)	(28)	8	(255)
Other(11)	16	(11)	109	19	20	14	167
Management service costs	—	—	—	—	—	56	56
Interest expense	203	194	117	54	1	55	624
Current income tax expense (recovery)	7	—	31	(54)	—	—	(16)
Amount attributable to equity accounted investments and non-controlling interests(12)	(184)	(176)	(61)	(17)	34	—	(404)
Adjusted EBITDA attributable to Unitholders	$301	$126	$135	$57	$85	$(4)	$700

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended June 30, 2024:

(MILLIONS)	Hydroelectric	Wind	Utility- scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$6	$8	$(18)	$17	$9	$(110)	$(88)
Add back or deduct the following:
Depreciation	159	196	128	34	—	—	517
Deferred income tax expense (recovery)	6	(1)	3	3	(1)	(7)	3
Foreign exchange and financial instrument gain	(7)	(72)	(2)	(15)	(17)	(3)	(116)
Other(11)	50	43	37	12	(18)	61	185
Management service costs	—	—	—	—	—	53	53
Interest expense	199	118	79	40	6	47	489
Current income tax expense (recovery)	4	10	2	1	—	(1)	16
Amount attributable to equity accounted investments and non-controlling interests(12)	(186)	(166)	(112)	(38)	72	—	(430)
Adjusted EBITDA attributable to Unitholders	$231	$136	$117	$54	$51	$40	$629

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation to net income (loss) to Adjusted EBITDA for the six months ended June 30, 2025:

(MILLIONS)	Hydroelectric	Wind	Utility- scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$138	$196	$(268)	$95	$71	$(240)	$(8)
Add back or deduct the following:
Depreciation	329	445	277	118	23	—	1,192
Deferred income tax expense (recovery)	1	(235)	(32)	61	—	(21)	(226)
Foreign exchange and financial instrument loss (gain)	23	(334)	(112)	(30)	(64)	13	(504)
Other(11)	43	156	258	25	22	24	528
Management service costs	—	—	—	—	—	105	105
Interest expense	384	390	246	102	2	109	1,233
Current income tax expense (recovery)	38	(1)	39	(135)	—	2	(57)
Amount attributable to equity accounted investments and non-controlling interests(12)	(394)	(362)	(178)	(57)	53	—	(938)
Adjusted EBITDA attributable to Unitholders	$562	$255	$230	$179	$107	$(8)	$1,325

The following table reflects Adjusted EBITDA and provides a reconciliation to net income (loss) to Adjusted EBITDA for the six months ended June 30, 2024:

(MILLIONS)	Hydroelectric	Wind	Utility- scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$128	$17	$(79)	$(11)	$3	$(216)	$(158)
Add back or deduct the following:
Depreciation	320	406	224	65	4	—	1,019
Deferred income tax expense (recovery)	8	(7)	2	—	(1)	(13)	(11)
Foreign exchange and financial instrument (gain) loss	(41)	(147)	5	(7)	(40)	(6)	(236)
Other(11)	3	14	16	(12)	(8)	77	90
Management service costs	—	—	—	—	—	98	98
Interest expense	397	229	164	72	9	94	965
Current income tax expense (recovery)	22	19	2	2	—	(1)	44
Amount attributable to equity accounted investments and non-controlling interests(12)	(313)	(274)	(127)	(12)	119	—	(607)
Adjusted EBITDA attributable to Unitholders	$524	$257	$207	$97	$86	$33	$1,204

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations:

	For the three months ended June 30		For the six months ended June 30
UNAUDITED (MILLIONS)	2025	2024	2025	2024
Net loss	$100	$(88)	$(8)	$(158)
Add back or deduct the following:
Depreciation	609	517	1,192	1,019
Deferred income tax (recovery) gain	(181)	3	(226)	(11)
Foreign exchange and financial instruments gain	(255)	(116)	(504)	(236)
Other(13)	167	185	528	90
Amount attributable to equity accounted investments and non-controlling interests(14)	(69)	(162)	(296)	(69)
Funds From Operations	$371	$339	$686	$635

The following table reconciles the per Unit non-IFRS financial metrics to the most directly comparable IFRS measures. Net income per LP unit is reconciled to Funds From Operations per Unit:

	For the three months ended June 30		For the six months ended June 30
	2025	2024	2025	2024
Basic loss per LP unit(1)	$(0.22)	$(0.28)	$(0.58)	$(0.51)
Adjusted for proportionate share of:
Depreciation	0.45	0.39	0.86	0.77
Deferred income tax recovery	(0.10)	(0.01)	(0.10)	(0.05)
Foreign exchange and financial instruments gain	(0.03)	(0.05)	(0.03)	(0.11)
Other(15)	0.46	0.46	0.89	0.86
Funds From Operations per Unit(3)	$0.56	$0.51	$1.04	$0.96

BROOKFIELD RENEWABLE CORPORATION

REPORTS SECOND QUARTER RESULTS

All amounts in U.S. dollars unless otherwise indicated

The Board of Directors of Brookfield Renewable Corporation ("BEPC" or our "company") (NYSE, TSX: BEPC) today has declared a quarterly dividend of $0.373 per class A exchangeable subordinate voting share of BEPC (a "Share"), payable on September 30, 2025 to shareholders of record as at the close of business on August 29, 2025. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution announced today by BEP on BEP's LP units.

The Shares of BEPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Renewable Partners L.P. ("BEP" or the "partnership") (NYSE: BEP; TSX: BEP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BEP's LP units and each Share being exchangeable at the option of the holder for one BEP LP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BEP's LP units and the combined business performance of our company and BEP as a whole. In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review BEP's continuous disclosure filings available electronically on EDGAR on the SEC's website at www.sec.gov or on SEDAR+ at www.sedarplus.ca.

	For the three months ended June 30		For the six months ended June 30
US$ millions (except per unit amounts), unaudited	2025	2024	2025	2024
Select Financial Information
Net (loss) income attributable to the partnership	$(1,410)	$(342)	$(1,405)	$149
Funds From Operations (FFO)(2)	198	219	337	438

BEPC reported FFO of $198 million for the three months ended June 30, 2025 compared to $219 million in the prior year. FFO for the three months ended June 30, 2025 is lower mostly due to a reorganization in the prior year that resulted in the disposition of a fully integrated developer and operator of renewable power assets in the United States to Brookfield Renewable.

After deducting non-cash depreciation, remeasurement of shares classified as financial liability, and other non-cash items our Net loss attributable to the partnership for the three months ended June 30, 2025 was $1,410 million compared to a loss of $342 million in the prior year. Adjusting for the remeasurement of financial liability associated with our exchangeable shares, the Net loss attributable to the partnership for the three months ended June 30, 2025 is $134 million compared to a loss of $65 million in the prior year.

Brookfield Renewable Corporation
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	June 30		December 31
	2025		2024
Assets
Cash and cash equivalents		$556		$624
Trade receivables and other financial assets(4)		3,552		3,162
Equity-accounted investments		816		753
Property, plant and equipment, at fair value and Goodwill		40,849		39,388
Deferred income tax and other assets(5)		261		202
Total Assets		$46,034		$44,129

Liabilities
Borrowings which have recourse only to assets they finance(7)		$14,362		$13,775
Accounts payable and other liabilities(8)		4,425		3,153
Deferred income tax liabilities		6,840		6,493
Shares classified as financial liabilities		9,653		8,600

Equity
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$10,368		$10,508
Participating non-controlling interests – in a holding subsidiary held by the partnership	270		259
The partnership	116	10,754	1,341	12,108
Total Liabilities and Equity		$46,034		$44,129

Brookfield Renewable Corporation
Consolidated Statements of Income (Loss)

UNAUDITED (MILLIONS)	For the three months ended June 30		For the six months ended June 30
	2025	2024	2025	2024

Revenues	$952	$989	$1,859	$2,114
Other income	39	43	62	67
Direct operating costs(9)	(353)	(419)	(721)	(903)
Management service costs	(26)	(22)	(49)	(43)
Interest expense	(425)	(341)	(838)	(704)
Share of gain (loss) from equity-accounted investments	1	(7)	(1)	(22)
Foreign exchange and financial instrument (loss) gain	(26)	37	(47)	66
Depreciation	(319)	(312)	(626)	(657)
Other	(15)	(24)	(32)	2
Remeasurement of financial liability associated with our exchangeable shares(21)	(1,276)	(277)	(1,053)	271
Income tax (expense) recovery
Current	(12)	(9)	(48)	(29)
Deferred	13	3	42	(10)
Net (loss) income	$(1,447)	$(339)	$(1,452)	$152
Net (loss) income attributable to:
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	(37)	1	(47)	2
Participating non-controlling interests – in a holding subsidiary held by the partnership	—	2	—	1
The partnership	(1,410)	(342)	(1,405)	149
	$(1,447)	$(339)	$(1,452)	$152

Brookfield Renewable Corporation
Consolidated Statements of Cash Flows

UNAUDITED (MILLIONS)	For the three months ended June 30		For the six months ended June 30
	2025	2024	2025	2024
Operating activities
Net (loss) income	$(1,447)	$(339)	$(1,452)	$152
Adjustments for the following non-cash items:
Depreciation	319	312	626	657
Unrealized foreign exchange and financial instruments loss (gain)	7	(38)	9	(66)
Share of (gain) loss from equity-accounted investments	(1)	7	1	22
Deferred income tax (recovery) expense	(13)	(3)	(42)	10
Other non-cash items	6	30	57	46
Remeasurement of financial liability associated with our exchangeable shares(21)	1,276	277	1,053	(271)
	147	246	252	550
Net change in working capital and other(10)	(8)	(106)	(3)	(153)
	139	140	249	397
Financing activities
Non-recourse borrowings and related party borrowings, net	73	99	225	230
Capital contributions from participating non-controlling interests	56	43	157	125
Return of capital to participating non-controlling interests	—	(36)	—	(36)
Distributions paid:
To participating non-controlling interests	(303)	(188)	(452)	(264)
To the partnership	(5)	—	(5)	—
	(179)	(82)	(75)	55
Investing activities
Investment in property, plant and equipment	(302)	(199)	(550)	(476)
Investment in equity-accounted investments	(21)	—	(41)	—
(Purchases) disposals of subsidiaries, associates and other securities, net	314	191	314	78
Restricted cash and other	(27)	(43)	(11)	(24)
	(36)	(51)	(288)	(422)
Cash and cash equivalents
(Decrease) increase	(76)	7	(114)	30
Foreign exchange gain (loss) on cash	19	(30)	46	(39)
Net change in cash classified within assets held for sale	(1)	(2)	—	(4)
Balance, beginning of period	614	639	624	627
Balance, end of period	556	614	$556	$614

RECONCILIATION OF NON-IFRS MEASURES

The following table reconciles Net income (loss) to Funds From Operations:

	For the three months ended June 30		For the six months ended June 30
UNAUDITED (MILLIONS)	2025	2024	2025	2024

Net (loss) income	$(1,447)	$(339)	(1,452)	152
Add back or deduct the following:
Depreciation	319	312	626	657
Deferred income tax (recovery) expense	(13)	(3)	(42)	10
Foreign exchange and financial instruments loss (gain)	26	(37)	47	(66)
Other(16)	17	59	67	(145)
Dividends on BEPC exchangeable, class A.2 exchangeable shares and exchangeable shares of BRHC(17)	133	64	296	129
Remeasurement of financial liability associated with our exchangeable shares(21)	1,276	277	1,053	(271)
Amount attributable to equity accounted investments and non-controlling interests(18)	(113)	(114)	(258)	(28)
Funds From Operations	$198	$219	$337	$438

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio (including our ability to recontract certain assets), technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, future energy prices and demand for electricity, global decarbonization targets, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include (without limitation) our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; weather conditions and other factors which may impact generation levels at facilities; changes to government regulations, including incentives for renewable energy; adverse outcomes with respect to outstanding, pending or future litigation; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the most recent Form 20-F of BEP and in the most recent Form 20-F of BEPC and other risks and factors that are described therein.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to FFO and FFO per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, FFO and FFO per Unit used by other entities. We believe that FFO and FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of FFO and FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures - Three Months Ended June 30” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our unaudited Q2 2025 interim report. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures - Six Months Ended June 30” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our unaudited Q2 2025 interim report.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

Endnotes

1)  For the three and six months ended June 30, 2025, average LP units totaled 283.8 million and 284.3 million, respectively (2024: 285.2 million and 286.0 million, respectively).

2)  Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

3)  Average Units outstanding for the three and six months ended June 30, 2025 were 661.9 million and 662.4 million, respectively (2024: 663.3 million and 664.1 million, respectively), being inclusive of GP interest, Redeemable/Exchangeable partnership units, LP units, BEPC exchangeable shares and class A.2 exchangeable shares. The actual Units outstanding as at June 30, 2025 were 661.9 million (2024: 663.2 million).

4)  Balance includes restricted cash, trade receivables and other current assets, financial instrument assets, and due from related parties on the consolidated statements of financial of position.

5)  Balance includes deferred income tax assets, assets held for sale, and other long-term assets on the consolidated statements of financial position.

6)  Balance includes current and non-current portion of corporate borrowings on the consolidated statements of financial position.

7)  Balance includes current and non-current portion of non-recourse borrowings on the consolidated statements of financial position.

8)  Balance includes accounts payable and accrued liabilities, financial instrument liabilities, due to related parties, provisions, liabilities directly associated with assets held for sale and other long-term liabilities on the consolidated statements of financial position.

9)  Direct operating costs exclude depreciation expense disclosed below.

10)  Balance includes net change in working capital, dividends received from equity accounted investments and changes in due to or from related parties on the consolidated statements of cash flows.

11)  Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.

12)  Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

13)  Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.

14)  Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Funds From Operations attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

15)  Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations as well as amounts attributable to holders of Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares.

16)  Other corresponds to amounts that are not related to the revenue earnings activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concessions assets and the company's economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intent to hold over the long-term that are included in Funds from Operations.

17)  Balance is included within interest expense on the consolidated statements of income (loss).

18)  Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

19)  Any references to capital refer to Brookfield's cash deployed, excluding any debt financing.

20)  Available liquidity of over $4.7 billion refers to "Part 5 - Liquidity and Capital Resources" in the Management Discussion and Analysis in the Q2 2025 Interim Report.

(21)  Reflects (losses) gains on shares with an exchange/redemption option that are classified as liabilities under IFRS.